SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

P.E. 10/31/01
1-2419

02012881

RECEIVED
FEB 01 2002

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

October 2001

Commonwealth Bank of Australia
ACN 123 123 124
(Registrant's Name)

PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

Level 2
48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COMMONWEALTH BANK OF AUSTRALIA

By : ____________________
Name : HENRY JOHN BROEKHUIJSE
Title : ASSISTANT SECRETARY
Date : 26 October 2001

asxforeign

ANNEXURE TO FORM 6-K
DATED : 26 October 2001

I enclose copies of the following documents:

- Commonwealth Bank Annual General Meeting – Managing Director's Address;
- Commonwealth Bank Annual General Meeting – Chairman's Address; and
- Commonwealth Bank Annual General Meeting Results.

MANAGING DIRECTOR'S ADDRESS
COMMONWEALTH BANK OF AUSTRALIA
ANNUAL GENERAL MEETING OF SHAREHOLDERS
THURSDAY, 25 OCTOBER 2001

In the uncertain times outlined by the Chairman, Australians look to businesses which are strategically positioned for the long-term, with good corporate governance, robust risk systems, strong boards and management, appropriate business mixes and a strong record of profitability.

I will review the Bank's performance in this context, covering firstly the Group's results and market position, followed by risk management, and finally the implementation of our strategy, with an update on progress and the outlook for this year.

First, our results and market position.

Commonwealth Bank Group increased its cash earnings for the year ended 30 June 2001 by 9% to $2.26 billion.

Key aspects of this result were:

- Growth of 12% in after-tax earnings from the banking business in which:

- the retail integration of Colonial was completed well ahead of time;

- growth of income was sufficient to more than offset a 24% increase in bad debt expense;

- a substantial re-organisation of the branch sales systems, which cost us momentum in the first quarter but, by the third quarter, had been recovered.

- A fall of 12% in contribution from life insurance due to lower returns on investment earnings on shareholders funds, consistent with trends in the equities markets.

- Growth of 34% in contribution from the funds management businesses due to an 18% growth of externally managed funds.

The consequence of these results was that the implementation risk in the Colonial merger was substantially mitigated. Ongoing merger benefits are now expected to be $70m per annum higher before tax.

The overall mix of business remains strong and positions the Group for solid long-term growth. In the domestic market, we have leading positions in the bank deposit and lending markets, the home loan market and retail managed funds. The life businesses rank number three in Australia.

The Group remains well provisioned for credit losses with total provisions for impairment at 30 June 2001 of $1.6 billion. The active management of problem loans over the year actually reduced the level of provisioning required by 9% compared with the previous year. However the weakening credit cycle is reflected in an increase in the charge for bad and doubtful debts by 24%. As at 30 June 2001, the Group had no corporate exposures that exceeded 10% of its capital resources, and only two that exceeded 5%.

In the Life and Superannuation business we need to hold funds to cover policyholder claims over the long- term. These funds are further supported by shareholder capital, and returns from this shareholder capital flow through to our profits.

Total invested shareholder capital was $2.6 billion at 30 June 2001, with half of this invested in growth assets, including a component in equity investments.
This can add volatility to returns over the short to medium term. The global downturn in equity markets reduced investment returns on shareholders funds in the Life insurance business to 30 June 2001 by 44%.

We are all aware of increased global uncertainty and the outlook for a weakening economy. Clearly in this environment, we need to ensure that our risk systems are robust and our strategy is sound.

I will address the issue of risk first.

It is important to understand that the nature of the Group's banking business is to take risk by intermediating between depositors and borrowers. Controls over these business activities consist of comprehensive risk management systems that protect depositors and other creditors.

To guarantee the proper functioning and integrity of the banking system, the community needs a strong banking infrastructure, underpinned by comprehensive legislation and the prudential oversight by bodies such as the Reserve Bank and APRA.
Amongst its many functions, the Reserve Bank helps to ensure that financial disturbances in any part of the financial system do not threaten the stability of the economy as a whole.

The role of APRA in the supervision of the banking system and the institutions that operate in it is also clearly defined and covers the formulation, publication and enforcement of prudential policy and practice.

In dealing with prudential regulation we regard it as essential that we comply with both the letter and spirit of the regulations. Operation of a stable and secure banking system, able to weather adverse economic conditions, hinges on the strength and diversity of its assets, the regulatory framework and sound risk management systems.

The Group manages a number of risks across its businesses and has developed rigorous systems and controls to mitigate the adverse consequences of such risks occurring. As discussed by the Chairman earlier, at the Group level, risk is actively managed through a framework of policies, standards and processes on a tiered responsibility basis by a committee of the Board of the Bank, a committee comprised of senior management of the Bank, a centralised Group Risk Management unit and decentralised risk management units in the Group's operating Divisions. This control framework is actively monitored by both internal and external auditors.

It addresses three categories of risk:

- Credit risk, which is the risk of default by a borrower with subsequent financial loss.

Our consumer lending uses scoring techniques to assess credit worthiness with performance of the portfolio managed through the level of arrears. The current low level of arrears indicates strong credit performance of these portfolios.

In our commercial lending, each client is individually credit risk rated, with the rating reflecting credit quality and security. By monitoring changes in these credit risk ratings, we can estimate the likely level of new defaults. Our current analysis does not indicate further individual large losses, other than those already identified.

- Market risk, which may arise from a change in interest rates, exchange rates, or financial instrument prices, particularly in times of high volatility; and

- Operational risk, which refers to risks embedded in the Group's processes. The way we deal with operational risks can range from ensuring compliance with all legal and regulatory requirements, to managing fraud, to business continuity planning and disaster recovery procedures.

In relation to risk management I was very proud of the response by the Commonwealth Bank and my industry peers to the situation we confronted with the tragedy in New York on September 11. In addition to our first priority of confirming the safety of our staff, we worked with other banks and the authorities to ensure smooth functioning of the international payments system and proper operation of the Australian domestic payments system - the first major market to open after closure of New York.

Overall we continue to ensure that systems, controls and procedures are in place at all levels of the organisation, and are continually being assessed, refined and, where necessary, replaced to ensure that all necessary action is taken to mitigate risk and measure reward relative to risk.

I would now like to turn to the implementation of our strategy, which is designed to achieve superior total shareholder returns over the life of successive strategic plans. Our strategy has to address the possibility that growth outside Australia will be difficult due to a weaker

Australian dollar. At the same time growth in Australia could be lower than the last decade because of the slowing domestic economy, a slowing global economy and the need to compete for investors' funds in the context of a weaker dollar.

- In this context we are focusing on three main areas in terms of domestic strategic direction:

  - Firstly, we will provide a wealth management service in its broadest sense including funds management, superannuation, life insurance, and share and bond trading, as well as the traditional areas of deposits, lending and transaction services. Having merged with Colonial, our range of services now covers the full breadth of financial services and we have a strong market position. Our intention is to refine and enhance the product set and keep it relevant, and to continue to develop its integrated delivery. Distribution through our own branch network and agencies, as well as third party networks, such as mortgage brokers and independent financial advisers will continue to reinforce the Group's high brand recognition.

- Secondly, we will be further customising service to meet the differing needs of customers. For customers with banking needs we will provide this through branches and directly. For those customers requiring sophisticated wealth management services, we intend to provide further expert support.

  For customers with the most basic requirements we have provided choice and value through partnerships such as Australia Post and Woolworths Ezy Banking.

For corporate customers, we will continue to focus on providing a highly dedicated and sophisticated range of services to meet the complex needs of individual companies, in areas such as financial markets, corporate finance, securities underwriting, payments and transaction services, investment management and custody.

For all our customers this means we continue to provide services for all Australians and the totality of our business provides value to all customers.

- The third area of focus is productivity with improvements to be achieved through technology by streamlining and automating processes and reducing transaction processing times.

  Process re-engineering is also being undertaken to achieve shorter cycle times and improve interaction with customers. Intranet access will be available across all functions of the business. eProcurement is well advanced and is achieving considerable cost savings and time efficiencies, with its capability being further extended. As well, image item processing is being implemented in all operations centres, which will significantly lower processing times, and provide important information to customers with certain enquiries more quickly.

- With regard to its International strategy, the Group will continue to identify international development opportunities, as well as develop and assess the contribution of existing offshore operations.

The outcome for customers will be an improved level of service and a higher perception of value.

None of this can happen without our staff, for whom we will continue to provide a fair, safe, challenging and rewarding environment emphasising leadership and teamwork, role clarity, and the tailoring of recognition and reward systems to service outcomes for our customers. In this regard, I was very pleased that our Equal Employment Opportunity reporting obligations have been waived in recognition of the best practice ratings achieved in previous years, and particularly pleased that the Bank is one of a small number of businesses that has been accredited as an "Employer of Choice for Women".

Updating the Group's progress in the first quarter of this financial year, let me make these points;

- Margins have remained relatively stable overall. Lower official interest rates have placed pressure on retail margins in banking, but wholesale margins have performed better.

- Home loan market share figures have stabilised and are being supported by record volumes of new business.

- Business lending continued to grow in the first quarter, but with the more subdued outlook, we would expect weaker business credit growth.

- In our funds management business, inflows remained strong up until 11 September, however, since this time they have slowed as investors have become more cautious (but are now showing signs of picking up again). As a result, there have been stronger flows into bank deposits.

- Our financial markets business performance was satisfactory in the first quarter, and was not adversely affected by the events of September 11.

- Overall portfolio credit quality remains sound. Arrears levels in consumer lending show no signs of deterioration and, in line with our expectations for this stage of the credit cycle, we have seen a slight deterioration in the quality of our commercial loans. The increase in problem loans we are currently incurring, is due to a small number of larger exposures. As disclosed previously to the market, new problem loans amount to approximately $460m. We will be establishing specific provisions in this half based on the information currently available. The actual amount of loss will be dependent on the values ultimately realised on the assets of those companies. The other major banks have reported similar levels of new problem loans over the last quarter.

- Investment earnings on shareholder funds in the life insurance business for the financial year to date have been mildly negative, which is significantly below the long-term trend in expected earnings for this portfolio.

- For the remainder of the year, we expect that:
  - There will be moderate credit growth,
  - Banking margins should remain relatively stable,
  - Credit losses will continue to reflect the economic slowdown,

- There will be an intense focus on cost management and achieving the remaining synergies from the Colonial merger, and
- Earnings from our wealth management businesses will be dependent on the performance of equity markets in Australia and overseas.

Therefore, as the Chairman pointed out, based on current trends in bad debt expense and life company investment earnings, we expect double digit EPS growth in the current year.

As the Chairman also mentioned, the timing of bad debt provisioning and recent falls in equities markets means that earnings growth should be higher in the second half of the year than in the first half.

Let me make some final remarks.

- The current economic environment, recent corporate collapses and uncertain outlook refocusses attention on the need for companies to be well run within a framework of effective regulation. Companies with strong management and boards, focussed corporate governance and comprehensive risk systems are better placed to weather adverse conditions and achieve long term sustainability.

- What this means for the Commonwealth Bank Group is that managing the risks in the current environment will be more difficult than has been the case for the last decade, however investors can be confident that their investment is underpinned by the strength of the Group's management and risk systems as the enabler of its long term strategy and ongoing sustainability.

- All of the activities that the Bank undertakes are against a constant backdrop of significant questioning of the role of banks and their contribution to the community. That debate is often ill informed, and it is often difficult for banks to ensure that their position is considered and heard.

- Let me tell you then of my view of the Commonwealth Bank's role in the community. The Commonwealth Bank has always been the Bank for all Australians and we want to continue to perform that role. Since privatisation, we have searched exhaustively for ways to provide banking services to all Australians while at the same time cementing the profitability and sustainability of our business. If we are to responsibly manage our business for the long term we must continue to balance these aims. This is critically important at a time when financial stability and security is so important to the Australian community.

By maintaining our strength, stability and focus, we will be able to continue to grow our business and remain a well-managed and attractive investment.

CHAIRMAN'S ADDRESS

COMMONWEALTH BANK OF AUSTRALIA

ANNUAL GENERAL MEETING OF SHAREHOLDERS

THURSDAY, 25 OCTOBER 2001

On behalf of my fellow Directors, I would like to welcome you to the eleventh Annual General Meeting of the Commonwealth Bank.

As it is 11 o'clock and we have a quorum, I declare open the Annual General Meeting of Commonwealth Bank of Australia. You should all have received a copy of the Notice of Meeting and, with your agreement, I will take it as read.

The minutes of the last Annual General Meeting held on 26 October 2000, were signed by me as Chairman on 22 November 2000, and entered in the minute book on that day. The minutes have been available for inspection at the Bank's Registered Office since that time and are available today.

Before we commence the business of the meeting, I would like to introduce to you the Bank's Directors. Details of the Directors' interests are set out on pages 24 to 27 of the Report to Shareholders. In introducing your Directors I will refer briefly to the particular skills they bring to the deliberations of the Board, with further details on those standing for re-election when we get to Item 2 on the agenda for the meeting.

Next to me is Mr Frank Swan who has been on the Board for more than 4 years and is a member of the Risk Committee. Frank has particular skills in marketing, distribution and retail and wide experience in brand development, strategic development and acquisitions. These skills and experience are very relevant in the kind of deregulated and competitive environment in which the financial services business now operates.

Next to Frank Swan is Mr Fergus Ryan who was appointed to the Board in March 2000 and is a member of the Audit Committee. Fergus has extensive experience in

Next to John is Mr David Murray who has been Managing Director of the Bank since June 1992. David is a member of the Remuneration, Risk and Nominations Committees. In addition to his role at the Bank, David is a Member of the APEC Business Advisory Council and a Member of the Financial Sector Advisory Board. These appointments are a reflection of David's standing in the business community, both in Australia and overseas. He is also Chairman of the Australian Bankers' Association. The Bank has made great progress under David's leadership and the highly competent team he has built around him. This has been reflected in the Bank's results and I am sure shareholders share the Board's appreciation for his efforts.

Next to my vacant seat is Mr John Schubert who is Deputy Chairman of the Board. He has been a director since 1991 and is Chairman of the Audit Committee and a member of the Nominations Committee.

John has highly developed skills in financial and risk management as well as broad managerial experience from his role as Chief Executive Officer of major operating accounting, audit, finance and risk management and is highly regarded within the domestic and international business community.

Next to Fergus is Ms Barbara Ward who was appointed to the Board in 1994 and has been a member of the Audit Committee for five years. She has had experience at Chief Executive level in aircraft leasing and has a depth of experience in finance, risk management, strategic policy and public administration.

Next to Barbara is Mr Warwick Kent who was a Director of Colonial, a position to which he was appointed in 1998 and following the merger joined the Bank's Board. He is a member of the Risk Committee. Warwick's experience and expertise as both an Executive and Non-Executive Director in the banking industry makes him a valuable member of our Board.

Next to Warwick is John Hatton, the Bank's Company Secretary.

broad business background with experience in various commercial enterprises, most recently in the oil and gas industry. Ross brings these broad business skills, and a deep understanding of strategic positioning and project evaluation and planning to the Bank's Board.

Next to Ross is Mr Tony Daniels who was appointed to the Board in March 2000 and is a member of the Remuneration Committee. He brings to the Board skills in company restructuring and continuous performance improvement and has worked with governments in competition policy and superannuation funds management.

We also have the members of the Executive Committee of the Bank and many of the senior management present at the meeting.

I would like to take this opportunity to thank Ms Anna Booth and Mr Ken Cowley, both of whom retired from the Board groups. Since retiring as Managing Director of Pioneer International he has been keenly sought after to fill non-Executive Director roles.

Next to John is Mr Colin Galbraith who was also a Director of Colonial, a position to which he was appointed in 1996 and he joined the Bank's Board upon the completion of the merger of the two organisations. He is a member of the Risk Committee. Colin is also experienced as a Non-Executive Director in the banking and funds management industry through his previous directorships of Colonial and Colonial State Bank.

Next to Colin is Mr Reg Clairs who was appointed to the Board in March 1999 and is a member of the Audit Committee. Reg brings to the Board extensive experience in retailing, branding and customer service which are key areas of focus in the development of the Bank's business.

Next to Reg is Mr Ross Adler who has been a Director for more than 11 years and has been a member of the Remuneration Committee since 1991. Ross has had a

- engaging the Chief Executive Officer and ensuring there are appropriate plans for succession in the senior management ranks.

Following an extensive review process last year, the Board has through technology adopted the practice of paperless meetings.

Board members now receive all materials through secure, encrypted electronic means, which has significantly reduced the time required to compile and distribute Board and Committee information. The Directors are equipped with laptop computers and use these at meetings in lieu of hard copy.

As a consequence the mobility of directors no longer poses a problem in getting information to them since electronic delivery can be made to them wherever they happen to be. This is achieved by providing the Board with world wide access to the Group's network and systems by use of Virtual Private Networking Technology to provide secure access.

during the past year. We are most grateful for the contributions they made during their time as Directors.

The composition of the Board of Directors provides an excellent mix of judgment, experience and skill. The particular expertise each director brings to the Board creates an integrated whole that works cohesively and has been able to achieve excellent results for shareholders.

The main role of the Board is to ensure the performance and conformance of the Bank and to have in place the necessary elements of good corporate governance. The principal responsibilities of the Board are in :

- overseeing the business and the affairs of the Group;
- establishing, with Management, the strategies and financial objectives to be implemented by Management;
- monitoring the performance of Management directly and through the Board committees; and

Audit Committee, Remuneration Committee and Nominations Committee.

The activities of each committee are reported to the Board. All Directors receive the agenda papers and minutes of all committee meetings.

Each committee has its own charter and work plan to ensure that all appropriate matters are considered. Further information on the principal responsibilities of the Board committees, their memberships and operations are described briefly in the section on Corporate Governance on pages 28 – 31 in the Report to Shareholders which has been distributed to shareholders.

The issue of executive remuneration is one that has been widely reported in the media and I will spend a little time on the Group's approach to setting executive remuneration and the role of the Remuneration Committee when I deal with Item 3 of the agenda for this meeting which relates to the allocation of options and shares for the Managing Director.

Good corporate governance systems focus on the objective of enhancing shareholder value through excellent performance, while ensuring that the organisation operates responsibly in the interests of shareholders. This, in turn, enhances total shareholder return and determines the premium that the market assigns to the share price.

The Board places considerable emphasis on strategic matters and spends about half of its time at its scheduled meetings discussing issues of strategic importance and the development of strategy and its implementation.

The agenda for the Board's strategy work flows from the strategic plan, which is the subject of extensive discussion between the Board and Management.

The Board also uses committees to deal with specific areas of its operations.

The main standing committees are the Risk Committee,

Bank's position and what it is doing to benefit the community.

In doing so we remain mindful that our major contribution is always to run the Bank according to sound commercial principles with vigilance and with prudent risk management.

Banking, like most industries, cannot avoid the competitive forces unleashed in an increasingly globalised world. Change is more rapid, and established businesses can be quickly undermined if they are not competitive and do not maintain their competitiveness. We have seen how quickly substantial but uncompetitive entities can begin to disintegrate when faced with competitors with a more competitive and flexible structure.

As the recent Ansett failure makes clear there is a vital need for our major companies, charged with the conduct of critical infrastructure in the community, to be well run and well and wisely regulated. Australia needs the Commonwealth Bank to have a sustainable and profitable

The role of the Remuneration Committee is described on page 29 of the Report to Shareholders. It makes recommendations to the Board on the matters described in the report.

In uncertain and difficult times, it is imperative that a company like ours attracts and retains skilled executives, who are suitably remunerated, and able to successfully manage through these difficult times to deliver long term value to the business and its stakeholders.

The Board continues to review and enhance its approach to good corporate governance. But, we recognise that while conformance is necessary for compliance and appropriate process, it is not sufficient. Performance is also a vital consideration for Company Boards. Accordingly we must go to the heart of our existence – the service we provide for our customers and our reputation in the community. During the course of this year the Bank will be measuring more closely than ever its performance on a number of service factors because we realise how important service is to our customers. More will be done also to communicate the be required to report. This has only been required because of the false reports circulating in the market or the media.

The second is that if companies are forced to respond to ASX requests ahead of the appropriate time, transactions that are still at a delicate stage of negotiation may have to be aborted. If these transactions would have created shareholder value, and are unable to proceed because of breach of confidentiality, then it is the shareholders who lose because of this abuse of a measure that is intended to benefit these same shareholders.

The continuous disclosure by companies is a desirable development but it will be a shame if its abuse has the opposite effect than intended.

During the year shareholders were offered participation in two transactions supporting the Bank's management of capital invested in the Bank.

- The first was the off-market buyback of 25.1 million shares for $700m in March 2001 and, business, to be well run and to adapt to the changing needs of the Australian community.

An issue which I am sure is of concern to shareholders, and particularly to small shareholders, is the planting of false rumours, which one can suspect on occasion is to elicit information by making improper use of the continuous disclosure obligations of companies to the ASX.

The ASX has taken a leading position in requiring continuous disclosure. There are two concerns about misleading information being promulgated in this way and the improper use of the continuous disclosure obligations.

The first is the possibility of market manipulation and also of small investors being concerned about media reports, leading them to undertake premature dealings in their shares.

On a number of occasions recently the Bank has had to make disclosures to the ASX in response to inaccurate media reports in circumstances where it would not normally

Factors influencing the result included higher net interest income and increased funds management and trading income partly offset by lower life insurance income due to poor performance in global investment markets. In addition, higher costs from GST expenses, salary and operating costs were offset by expense savings from synergies arising from the Colonial integration.

Return on Equity for the year was 13.5%, before abnormal items, a decrease from the prior year due to the full year impact of the equity issued to fund the Colonial acquisition. The equity of the Bank as reported in its financial accounts combines the capital subscribed directly to the Bank at historical cost and the shares issued to shareholders of acquired companies at their market value of those shares. The addition of shares issued to former Colonial shareholders at market value, naturally, deflates the reported return on equity capital compared with the results prior to the merger.

- The second was the issue of 3.5 million Preferred Exchangeable Resettable Listed Shares in March 2001 which raised $687m net of issue costs.

These capital management transactions were both undertaken to enhance shareholder value.

I would now like to comment briefly on two aspects of the Group's performance in the current market environment. The Managing Director will address this more broadly in his address to the meeting.

Net operating profit

In an environment characterised by continuing strong competition, the Group recorded a profit after tax before appraisal value uplift and goodwill amortisation of $2,262 million, up 9% on the 1999/2000 pro forma results, which combine the results of the Bank and Colonial for that year for comparative purposes. The reported profit for the year ended 30 June 2001 was $2,398 million after tax.

It is pleasing to report that our current forecasts of the Group's results and franking account indicate that the Bank will be able to pay fully franked dividends on a continuing basis.

Current Conditions

Since releasing the Bank's full year profit statement and annual report, there has been a marked shift in the global economic outlook. A synchronised downturn accompanied by declining sentiment in the United States, has now been exacerbated by a fall in confidence following the tragic events of September 11 in New York and Washington.

Australia's economic position at the start of the downturn was very sound with strong employment, economic growth, low inflation, low interest rates, generally sound corporate finances and strong home purchase affordability. Australia is now one of very few economies where growth has held up and a country is better placed than most in dealing with continuing uncertainty. However, we cannot expect to escape the fallout of a concurrent contraction in the major

Annual Dividend

Commonwealth Bank Group aims to provide shareholders with a steady or rising stream of dividends having regard to the Group's earnings, its overall financial condition, recent dividend payout history and Government and Australian Prudential Regulatory Authority regulations and policies. This progression has been maintained by the Group over a number of years.

The Bank's dividend policy is also designed to maintain a high ratio of dividend to cash earnings per share, relative to peer financial institutions. With the change in business mix following the Colonial merger this policy has not changed.

This year, a final dividend of 75 cents per share, fully franked, was paid to shareholders on 8 October 2001. This brought the total dividends for the year to a fully franked $1.36 per share; an increase of 6 cents per share on the dividends paid in respect of the previous financial year.

economies. Much will depend on how quickly the US economy recovers from its current downturn and is able to return to a stronger growth path.

A rising number of corporate defaults is to be expected with an economic slowdown, as is an increase in bad debt expenses for banks. Your Bank is well positioned to adjust to these changed circumstances with more than adequate provisions against any possible defaults by borrowers. The Managing Director will outline the Bank's management of credit risk, and the provisioning we have in place to deal with risk and uncertainty. He will also address the effect of changes in share prices on the newly enlarged insurance business within the Group.

Based on current trends in bad debt and life company investment earnings, we expect double digit earnings per share growth in the current year.

The timing of bad debt provisioning and the fall in equity markets in the first quarter of the financial year means that earnings growth should be stronger in the second half of the year than in the first half.

Conclusion

On behalf of the Board of Directors, I would like to thank all of our shareholders for their continuing support and encouragement, so that we can continue to meet the ongoing needs of our customers, staff and shareholders.

Also on the Board's behalf, I wish to acknowledge and thank the members of the management team and the Group's employees for their excellent performance in the interests of shareholders.

Commonwealth Bank of Australia

Annual General Meeting – 25 October 2001

Agenda Item	Decided by Show of Hands or Poll	Total Valid Proxies	Proxies For	Proxies Against	Proxies Abstaining	Vote at Proxies Discretion
2 (a)	Show of Hands	292,772,608	247,706,614	4,778,804	5,717,865	40,277,190
2 (b)	Show of Hands	292,785,656	250,117,290	2,101,501	5,717,865	40,563,865
2 (c)	Show of Hands	292,677,264	249,299,745	2,837,699	5,717,865	40,539,820
3	Show of Hands	293,011,016	224,400,206	28,800,658	5,731,329	39,810,152

P.E. 1/31/02

02012934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUE PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002 *

LM Ericsson Telephone Company,
(Translation of registrant's name into English)

Telefonplan, S-126 25 Stockholm Sweden,
(Address of principal executive office)

PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefonaktiebolaget LM Ericsson,
(Registrant)

Date January 29, 2002,

By

Gary Pinkham
(Signature)

Gary Pinkham
Vice President

* Interim Report
Fourth Quarter Report 2001 (Ended Dec. 31, 2001)

Ericsson reports positive cash flow for full year and expands GSM/GPRS lead in North America

- *Adjusted income before taxes of SEK -3.4 b. excluding additional risk provisions for Latin America of SEK 1.7 b.*
- *GSM sales up 9% for the year*
- *Handset operations repositioned with licensing business and Sony Ericsson Mobile Communications*
- *Targeting over 5% operating margin for full year 2002 through new business opportunities and ongoing cost control*

	Fourth quarter			Twelve months		
SEK b.	2001	2000	Change	2001	2000	Change
Orders	**39.9**	**65.9**	**-39%**	**201.8**	**239.1**	**-16%**
- Systems	34.2	59.9	-43%	182.8	213.2	-14%
- Other operations	8.1	9.3	-13%	28.5	39.5	-28%
Sales	**58.5**	**69.1**	**-15%**	**210.8**	**221.6**	**-5%**
- Systems	50.0	61.3	-18%	187.8	194.7	-4%
- Other operations	11.1	10.9	2%	33.4	40.2	-17%
Adjusted Operating Income [1)]	**-4.1**	**-1.5**		**-17.9**	**16.7**	
- Systems	0.3	9.2		2.9	32.6	
- Phones	-0.7	-9.8		-14.6	-16.2	
- Other operations	-3.0	-0.2		-4.4	2.2	
- Unallocated	-0.6	-0.7		-1.7	-1.9	
Adjusted Operating Margin [1)]	**-7%**	**-2%**		**-8%**	**8%**	
- Systems	1%	15%		2%	17%	
- Phones	-	-		-	-	
- Other operations	-27%	-2%		-13%	5%	
Adjusted Income Before Taxes [1)]	**-5.1**	**-2.6**		**-21.1**	**14.3**	
Net Income	**-3.5**	**2.3**		**-21.3**	**21.0**	
Earnings per share, diluted (SEK)	**-0.44**	**0.28**		**-2.69**	**2.65**	
Earnings per share, diluted per U.S. GAAP (SEK)	**-0.69**	**0.65**		**-3.14**	**2.94**	
Cash flow before financing activities	**16.5**	**11.6**		**4.2**	**6.4**	
Number of employees				**85,198**	**105,129**	
[1)] Adjusted for:						
- Capital gain, Juniper	-	15.4		5.5	15.4	
- Non-operational capital gains	0.2	-0.2		0.3	5.9	
- Pension refund	-	-		-	1.1	
- Restructuring charges	-	-8.0		-15.0	-8.0	

Pro forma format: Sony Ericsson Mobile Communications are accounted for under the equity method and included in "Earnings from Joint Venture and Associated Companies." The results of the phone activities retained by Ericsson are included in "Other Operations."

OPERATIONAL RESULTS

Net sales were SEK 58.5 b., representing a 25% increase from the third quarter 2001 and a 15% decline compared with the fourth quarter 2000. Adjusted operating income was SEK -4.1 b. including provisions of SEK 1.7 b. for increased customer credit risks in Latin America and a loss of SEK 0.7 b. from our share in Sony Ericsson Mobile Communications. Operating margin in Systems improved sequentially to 4% excluding the additional risk provisions.

Through significant improvements in working capital we generated strong cash flow of SEK 16.4 b. and achieved our target of positive cash flow before financing for the full year. Notably, the cash proceeds from the sale and lease-back of test plants are not included as this transaction is treated as a financing activity.

Our Efficiency Program continued as scheduled with SEK 4.5 b. in cost savings for the quarter. The workforce was 85,200 at year-end compared to 107,300 in March 2001 at the start of the program.

CEO COMMENTS

"Our strength in the market and our positive cash flow demonstrate the commitment by our employees to win new business and increase operational efficiency. We achieved our cost reduction targets in the Efficiency Program and we will continue to improve profitability," says Kurt Hellström, President and CEO of Ericsson.

In Mobile Systems, we continued to outperform our closest competitors with sales up 9% in GSM for the full year. We have taken the lead in the North American transition to GSM/GPRS, which also positions us for leadership in the follow-on upgrades to 3G/EDGE.

The market for next generation multi-service networks continues with good demand for our ENGINE solution. However, the traditional circuit-switching business continues to shrink and we are particularly affected by the downturn in Latin America. Actions are underway to improve profitability in this area later this year.

We have made significant progress in the changing handset market, where we have repositioned Ericsson as one of the few that can deliver core handset technology. Several licensing agreements are already in place with other handset suppliers. Furthermore, our joint venture with Sony is off to a good start with a substantially lower cost structure and the most advanced GPRS phones.

We are now in a much stronger position to capitalize on market opportunities and restore profitability in 2002. Although the market will be particularly challenging in the beginning of 2002, we maintain our objective of over 5% operating margin for the full year.

OPERATIONAL REVIEW

Systems

Orders and sales have gradually declined during the year, reflecting lower volumes and more competitive pricing for both mobile systems and multi-service networks. The Systems order backlog remains strong at 43% of annual sales, almost unchanged from 44% at the end of 2000. However, new order development is essential to secure our operational targets in 2002.

The Systems operating margin remained at 1% with improvements in Mobile Systems offset by further deterioration in Multi-Service Networks. Excluding the increased risk provisions for Latin America, our Systems margin increased sequentially to 4%, mainly reflecting cost savings from our Efficiency Program

Mobile Systems

In 2001, we again outperformed the competition in our GSM business. GSM sales for the full year rose 9%, even with a 7% decline in the quarter, demonstrating our strong performance under difficult market conditions.

Orders for GSM increased in North America and Asia Pacific but were weak in Western Europe. Overall, orders for 2G systems continued to decline in the fourth quarter, primarily reflecting lower demand for TDMA and PDC as these operators prepare to migrate to next generation networks.

In 2.5G, we have signed 78 commercial GPRS agreements out of a total 162 announced industry-wide to date. Thirty of our customers have already launched commercial services and we have taken the lead in the North American transition to GSM/GPRS. Recently we also signed our first global contract for MMS (Multi-Media Messaging) for initial deployment in nine countries beginning this year. The availability of attractive MMS services with color images, animations and sounds will be an important driver for GPRS traffic.

In 3G, we are currently shipping systems to more than 30 operators. We have been named in 60% of the 3G/UMTS agreements announced so far, which we believe will represent at least a 40% global market share in terms of value. We have further strengthened our position with important contract wins in North America, giving us the best position for the follow-on upgrade to 3G/EDGE.

Multi-Service Networks

Orders and sales declined significantly as demand for traditional wireline equipment continued to deteriorate. This was partially offset by increased spending on next generation packet-switching equipment, as demand for our ENGINE solution continued to develop favorably.

Approximately two-thirds of our Multi-Service Networks business is derived from Latin America and Western Europe. As a consequence, our circuit-switching business has been particularly affected by the market downturn in these regions.

With the market deterioration accelerating, our efforts to improve profitability in this business have not been sufficient to offset the dramatic drop in sales. We are pursuing different solutions including further restructuring on an ongoing basis.

PHONES

Our Phones business has been restructured with the establishment of the Sony Ericsson joint venture for mobile multi-media products and the formation of technology licensing businesses for mobile phone platforms and Bluetooth™. With this, we have repositioned Ericsson to capitalize on the opportunities in the new handset market structure, which is shifting from a few complete suppliers to a chain of specialized companies.

As previously announced, our 50% share of income from Sony Ericsson Mobile Communications is included in "Earnings from Joint Venture and Associated Companies." The retained activities, including technology licensing and phone manufacturing in China, are now reported as part of "Other Operations."

Sony Ericsson Mobile Communications (SEMC)

This was the first quarter of operations for SEMC. The new company is off to a good start with solid integration of operations from both partners. The joint venture incurred a loss of SEK 1.4 b. The number of employees in the joint venture was approximately 4,000 at year-end 2001.

The joint venture sold 6.8 million phones, generating sales of SEK 9.7 b. The lower unit volume and higher average sales price (ASP) reflect a product strategy that primarily focuses on high-end models, resulting in lower volumes near-term. As the market for mobile multi-media products continues to develop, the business opportunity for the joint venture will also increase.

Other Operations

Sales were up 4% for the quarter, including the retained phone activities.

Adjusted operating income was SEK -3.0 b., including losses of SEK -1.7 b. incurred by our retained phone activities, mainly for phasing-out activities and costs for underutilized capacity.

The Defense business was profitable, while the other major units traditionally reported within Other Operations (Cables, Microelectronics and Enterprise Systems) generated losses for the quarter. This is mainly due to lower sales, which declined at a faster pace than our ability to reduce fixed costs. Solutions for improved profitability are underway.

Efficiency Program

The Efficiency Program continued on plan and delivered savings of SEK 4.5 b. Operating expenses are now 20% lower compared to the fourth quarter 2000, excluding the risk provisions for Latin America.

The number of employees affected by the program during the quarter was 4,700, bringing the total reduction within the program to 10,600. The number of consultants was further reduced by over 500 for a total reduction of more than 8,000 in 2001.

FINANCIAL REVIEW

Income

Income is reported in a "statutory" format and a "pro forma" format. Swedish GAAP is used for both, with only the presentation differing to facilitate comparability. There are no differences in the reported income between the two formats. In the pro forma version, the previous three quarters of 2001 as well as the fourth quarter and full year 2000 are restated. This is to show how the restructuring of our Consumer Products Division affects our reporting.

Gross margin declined in the quarter as improved cost of sales only partially offset adverse effects of the decline in Multi-Service Networks and Other Operations. The gross margin was also affected by low sales in Japan (PDC) and strategic break-in contracts with high initial costs in China (CDMA) and the U.S. (GSM/GPRS).

Excluding provisions for increased customer credit risk in Latin America, adjusted income before taxes was SEK -3.4 b. This sequential improvement reflects reductions in operating expenses from the Efficiency Program and smaller losses from our phone activities.

Financial net developed negatively due to the increased borrowing. The effect of changes in foreign currency exchange rates compared to the rates one year ago was SEK 0.4 b. of which SEK -0.2 b. was for Phones.

Adjusted income before taxes was SEK -5.1 b after deduction of SEK 0.2 b. of non-operational capital gains.

The effective tax rate for the year was 30%.

Earnings per share (EPS) diluted were SEK -0.44 (0.27) in the quarter and SEK -2.69 (2.65) year to date.

EPS diluted according to U.S. GAAP for the full year was SEK -3.14 (2.94), and SEK -0.69 (0.65) for the quarter. The effect of capitalization of development expenses for software has normally been positive under U.S. GAAP. For 2001, however, the effect is negative with reduced R&D spending, more conservative capitalization due to increased market uncertainties and extra write-downs as part of product reviews. Different recognition rules for the timing effects of restructuring charges compared to Swedish GAAP and effects of market valuation of derivatives also affected U.S. GAAP EPS negatively this year.

Balance sheet and financing

We improved our payment readiness to 28%. This gives us more flexibility to operate under the current market uncertainty and enables us to capitalize on business opportunities. Our equity ratio is now 29%, compared to 38% at the end of last year. However, with a normal payment readiness level of between 7% and 10%, the equity ratio would have been approximately 35%.

As previously announced, we placed a portfolio of customer credits valued at USD 1.5 b. (approximately SEK 15 b.) in the financial market. This transaction reduced our on-balance sheet customer financing by SEK 2 b. The rest represents credits against future commitments and thereby improves our risk profile and reduces future cash outflow.

During the quarter, our total gross customer financing exposure increased by SEK 4.5 b. to SEK 26.4 b. With two-thirds now off-balance sheet, our on-balance sheet financing is SEK 8.9 b., down from SEK 9.7 b. at the end of the third quarter.

Net debt decreased from SEK 30.9 b. to SEK 12.9 b. in the quarter.

Cash flow

Cash flow before financing activities was positive by SEK 16.5 b. for the fourth quarter and by SEK 4.2 b. for the full year. The improvement in working capital was the primary cash generator.

Our DSO (Days Sales Outstanding) was reduced to 88 days, a substantial improvement from 102 days in the third quarter, generating SEK 8.9 b. in cash. Inventory was reduced by SEK 3.0 b. through improved turnover. Flextronics made a SEK 1.0 b. payment for inventory that was transferred earlier in the year.

Also contributing to the positive development were divestments of real estate (SEK 3.8 b.) and the sale of computers and production equipment (SEK 2.1 b.).

MARKET VIEW

By year-end 2001 the number of mobile subscribers had grown to 940-950 million, within our forecasted growth of 25-35%. We expect about 200 million new subscribers to be added in 2002, a solid growth rate of 20-25%. Our long-term forecast of 1.6 billion mobile subscribers by the end of 2005 remains unchanged.

The number of mobile phones sold in 2001 was approximately 390 million, close to our forecasted 400 million, reflecting a slower than expected replacement rate. In 2002, we anticipate up to 10% unit volume growth, driven by increased availability of replacement phones with GPRS, Bluetooth, color screens and multi-media messaging.

The slowdown in the telecommunications equipment market continued during the fourth quarter, resulting in a more or less flat mobile systems market for the full year. The wireline systems market contracted significantly and is likely to shrink further during 2002.

These market conditions are expected to persist well into 2002 with a much weaker first half. We maintain our view that the global market for mobile systems will be flat to down 10% in 2002. However, the North American market may show modest growth as operators upgrade to GSM/GPRS and 3G/EDGE.

The build-out of several 3G/UMTS networks in Europe and Asia has begun with the commercial launch of services planned for later this year. The number of 3G/UMTS subscribers could reach well over one million by the end of the year, depending on the availability of phones.

Our market view is based on discussions with our customers and the current macro-economic outlook. We have assumed that the market downturn will last well into 2002, that there will be significant net subscriber additions with increasing usage per subscriber, that GPRS traffic will gradually build up of over the next 12 months and that deployment of 3G systems will accelerate during the second half of 2002.

OUTLOOK

In the third quarter report, we stated that our sales of Mobile Systems during 2002 were expected to be at least in line with the market development of flat to down 10%. We also stated an objective of an operating margin over 5% for the full year, even if net sales decline as much as 10% compared to 2001.

We maintain this outlook for full year 2002 with an operating loss in the first quarter and results improving over the year. We expect to generate positive operating cash flow for the full year.

For the first quarter of 2002, we expect sales to be approximately SEK 40 b. with Mobile Systems sales declining and particularly weak sales of Multi-Service Networks. Income before taxes is expected to be at about the same level as in the first quarter 2001, including a minor loss from Sony Ericsson Mobile Communications. We will implement necessary cost reductions on an ongoing basis to meet our operational targets.

Parent Company information

The Parent Company business mainly consists of corporate management and holding company functions. It also includes activities performed on a commission basis by Ericsson Treasury Services AB and Ericsson Credit AB regarding internal banking and customer credit management. The Parent Company has branch and representative offices in 44 (44) countries.

In the second quarter, as decided at the Annual General Meeting, a stock issue and a subsequent stock repurchase was carried out related to the 2001 employee stock option and stock purchase plans. The stock issue increased the capital stock in restricted stockholders' equity by SEK 155 m. and the repurchase of shares reduced non-restricted equity by SEK 156 m.

Net sales for the year amounted to SEK 1.4 (1.2) b. and income after financial items was SEK -6.4 (9.0) b. Write-downs of investments in subsidiaries have affected income by SEK -19.0 b.

Major changes in the company's financial position were:

- Increased investments in subsidiaries of SEK 9.1 b.
- Increased current and long-term commercial and financial receivables from subsidiaries of SEK 25.7 b.
- Increased cash and short-term cash investments of SEK 23.2 b.

These investments were financed primarily through increased internal borrowing of SEK 44.3 b. and increased short and long-term external borrowing of SEK 22.0 b. At year-end, cash and short-term cash investments amounted to SEK 49.0 (25.9) b.

Dividend proposal

The Board of directors will propose to the Annual General Meeting to suspend dividends for 2001.

Annual Report

The annual report will be distributed to shareholders and will be available at our head office at Telefonplan, Stockholm, by March 10, 2002.

Annual General Meeting of shareholders

The Annual General Meeting of shareholders will be held on Wednesday, March 27, 2002, in Stockholm Globe Arena.

Accounting principles

This report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR 20, Interim Reports. The same accounting principles have been used as were used in our latest annual report. The following optional recommendations are not yet implemented: RR 1:00, RR 15, RR 16, RR 17 and RR 19. For U.S. GAAP purposes, FAS 133 "Accounting for derivative instruments and hedging activities" is adopted from January 1, 2001.

Stockholm, January 25, 2002

Kurt Hellström
President and CEO

Uncertainties in the Future

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995:
Some statements in this interim report are forward looking and actual results may differ materially from those stated. In addition to the factors discussed, among other factors that may affect results are product demand, the effect of economic conditions, exchange-rate and interest-rate movements, capital- and credit market developments, the ability to successfully restructure existing business, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which the Company has operations or sales, supply constraints, and the result of customer financing efforts. Results for interim periods are not necessarily indicative of results for the full fiscal year or any future periods.

Date for next report: April 19, 2002

A glossary of all technical terms is available at: http://www.ericsson.com/about and in the annual report.

FOR FURTHER INFORMATION PLEASE CONTACT

Investors

Gary Pinkham, Vice President, Investor Relations
Phone: +46 8 719 00 00
E-mail: investorrelations@ericsson.com

Lars Jacobsson, Vice President, Financial Reporting and Analysis
Phone: +46 8 719 9489, +46 70 519 9489
E-mail: lars.jacobsson@lme.ericsson.se

Maria Bernström, Director, Investor Relations
Phone: +46 8 719 5340, +46 70 533 4750
E-mail: maria.bernstrom@lme.ericsson.se

Lotta Lundin, Manager, Investor Relations
Phone: +44 20 701 61 032, +44 7887 628 707
E-mail: lotta.lundin@clo.ericsson.se

Glenn Sapadin, Manager, Investor Relations
Phone: +1 212 685 4030
E-mail: investorrelations@ericsson.com

Media

Pia Gideon, Vice President, External Relations
Phone: +46 8 719 2864, +46 70 519 2864
E-mail: pia.gideon@lme.ericsson.se

Mads Madsen, Director, Media Relations
Phone: +46 8 719 0626, +46 70 666 2903
E-mail: mads.madsen@lme.ericsson.se

Åse Lindskog, Director, Media Relations
Phone: +46 719 9725, +46 730 244 872
E-mail: ase.lindskog@lme.ericsson.se

ERICSSON
CONSOLIDATED INCOME STATEMENT

SEK million	Oct-Dec 2001	Oct-Dec 2000	Change	Jan-Dec 2001	Jan-Dec 2000	Change
Net sales	58,538	82,109	-29%	231,839	273,569	-15%
Cost of sales	-42,648	-55,613	-23%	-165,555	-172,892	-4%
Gross margin	15,890	26,496	-40%	66,284	100,677	-34%
Gross margin as percentage of net sales	27.1%	32.3%		28.6%	36.8%	
Restructuring costs **)	-3,345	-7,500		-8,345	-7,500	
Gross margin after restructuring costs	12,545	18,996	-34%	57,939	93,177	-38%
Research and development and other technical expenses	-9,530	-12,958	-26%	-43,094	-41,421	4%
Selling expenses	-7,878	-11,340	-31%	-30,186	-34,706	-13%
Administrative expenses	-2,950	-4,254	-31%	-12,584	-13,311	-5%
Operating expenses	-20,358	-28,552	-29%	-85,864	-89,438	-4%
Operating expenses as percentage of net sales	34.8%	34.8%		37.0%	32.7%	
Restructuring costs **)	3,345	-500		-6,655	-500	
Operating expenses including restructuring costs	-17,013	-29,052	-41%	-92,519	-89,938	3%
Other operating revenues	1,247	15,586		8,207	27,652	
Share in earnings of JV and assoc. companies	-669	117		-721	274	
Operating income *)	-3,890	5,647		-27,094	31,165	
Operating margin as percentage of net sales	-6.6%	6.9%		-11.7%	11.4%	
Financial income	1,484	720	106%	3,743	2,929	28%
Financial expenses	-2,152	-1,314	64%	-5,782	-4,449	30%
Income after financial items	-4,558	5,053		-29,133	29,645	
Minority interest in income before taxes	-373	-460	-19%	-1,176	-953	23%
Income before taxes	-4,931	4,593		-30,309	28,692	
Taxes	1,431	-2,343		9,045	-7,674	
Net income	-3,500	2,250		-21,264	21,018	
Earnings per share, basic (SEK)	-0.44	0.30		-2.69	2.67	
Earnings per share, diluted (SEK)	-0.44	0.28		-2.69	2.65	
*) Of which items affecting comparability						
Non-operational capital gains/losses, net	179	-231		347	5,933	
Capital gain, Juniper	0	15,383		5,453	15,383	
Pension refund	0	0		0	1,100	
Restructuring costs	0	-8,000		-15,000	-8,000	
Total	179	7,152		-9,200	14,416	
Adjusted operating income	-4,069	-1,505		-17,894	16,749	
Adjusted operating margin (%)	-7.0%	-1.8%		-7.7%	6.1%	
Adjusted income before taxes	-5,110	-2,559		-21,109	14,276	

**) In the fourth quarter restructuring costs of SEK 3,345 m. has been redistributed between cost of sales and operating expenses.

ERICSSON
CONSOLIDATED BALANCE SHEET

SEK million	Dec 31 2001	Sep 30 2001	Dec 31 2000	Sep 30 2000
Fixed assets				
Intangible assets	13,066	13,203	12,833	12,568
Tangible assets	16,075	23,012	22,378	23,814
Financial assets				
Equity in JV and associated companies	4,497	2,625	2,790	2,869
Other investments	3,100	3,139	2,484	2,490
Long-term customer financing	4,225	5,889	6,364	7,588
Other long-term receivables	13,739	13,911	3,657	3,440
Total fixed assets	54,702	61,779	50,506	52,769
Current assets				
Inventories	24,910	28,248	43,933	48,361
Receivables				
Accounts receivable - trade and short-term customer financing	59,612	63,697	76,240	68,794
Other receivables	41,993	45,008	44,029	44,831
Short-term cash investments, cash and bank	68,839	39,969	35,606	23,753
Total current assets	195,354	176,922	199,808	185,739
Total assets	250,056	238,701	250,314	238,508
Stockholders' equity	68,587	72,387	91,686	89,926
Minority interest in equity of consolidated subsidiaries	3,532	3,437	2,764	2,433
Provisions	34,171	34,749	27,650	26,770
Long-term liabilities	52,134	51,541	22,294	22,512
Current liabilities	91,632	76,587	105,920	96,867
Total stockholders' equity, provisions and liabilities	250,056	238,701	250,314	238,508
Of which interest-bearing provisions and liabilities	81,761	70,940	46,563	41,444
Assets pledged as collateral	2,615	267	435	443
Contingent liabilities	15,583	12,796	11,184	11,814

ERICSSON
CONSOLIDATED STATEMENT OF CASH FLOW

	Oct-Dec		Jan-Dec	
SEK million	**2001**	**2000**	**2001**	**2000**
Net income	-3,500	2,250	-21,264	21,018
Adjustments to reconcile net income to cash	-53	-8,601	-13,413	-11,924
Changes in operating net assets				
Inventories	2,950	3,907	20,103	-18,305
Customer financing, short-term and long-term	1,190	2,808	1,034	946
Accounts receivable	4,401	-9,550	19,454	-10,446
Other	9,327	9,101	-6,597	7,863
Cash flow from operating activities	14,315	-85	-683	-10,848
Investments in tangible assets	-953	-3,813	-8,306	-12,293
Acquisitions/sales of other investments, net	-3,263	14,616	5,322	22,643
Other investing activities	6,352	853	7,850	6,894
Cash flow from investing activities 1)	2,136	11,656	4,866	17,244
Cash flow before financing activities	**16,451**	**11,571**	**4,183**	**6,396**
Dividends paid	-	-109	-4,295	-4,179
Other financing activities	11,818	297	32,607	3,943
Cash flow from financing activities	11,818	188	28,312	-236
Effect of exchange rate changes on cash	601	94	738	438
Net change in cash	28,870	11,853	33,233	6,598
Cash and cash equivalents, beginning of period	39,969	23,753	35,606	29,008
Cash and cash equivalents, end of period	68,839	35,606	68,839	35,606

1) Of which major items:

Investment in Sony Ericsson JV	-2,800	-	-2,800	-
Juniper	-	15,400	5,500	15,400
Energy System	-	-	-	5,900
Enterprise distribution	-	-	3,400	-
Real estate	3,800	1,000	4,700	5,200
PC and test equipment	2,100		2,100	

CHANGES IN STOCKHOLDERS' EQUITY

	Jan-Dec 2001	Jan-Sep 2001	Jan-Dec 2000	Jan-Sep 2000
Opening balance	91,686	91,686	69,176	69,176
Stock issue	155	155	-	-
Conversion of debentures	10	10	1,915	1,902
Repurchase of own stock	-156	-156	-386	-386
Dividends paid	-3,954	-3,954	-3,919	-3,919
Gains on sale of own options and convertible debentures	-	-	2,018	2,010
Changes in cumulative translation	2,110	2,064	1,975	2,476
Net income	-21,264	-17,764	21,018	18,771
Other changes	0	346	-111	-104
Closing balance	**68,587**	**72,387**	**91,686**	**89,926**

ERICSSON
OTHER INFORMATION

SEK million	Jan-Dec 2001	Jan-Sep 2001	Jan-Dec 2000
Number of shares and earnings per share			
Number of shares outstanding, basic, end of period (million)	8,066	8,065	7,910
Number of shares outstanding, diluted, end of period (million)	8,147	8,149	8,004
Number of treasury shares , end of period (million)	157	157	2
Average number of shares, basic (million)	7,909	7,909	7,869
Average number of s hares, diluted (million)	7,909**	7,909**	8,004
Earnings per share, basic (SEK)	-2.69	-2.25	2.67
Earnings per share, diluted (SEK)*	-2.69	-2.25	2.65
Earnings per share, diluted, per U.S. GAAP (SEK)	-3.14	-2.45	2.94
Ratios			
Equity ratio, percent	28.8	31.8	37.7
Capital turnover (times)	1.6	1.6	2.1
Accounts receivable turnover (times)	3.5	3.4	3.9
Inventory turnover (times)	4.8	4.5	5.2
Return on equity, percent	-26.5	-28.9	26.1
Return on capital employed, percent	-15.8	-19.4	26.5
Days Sales Outstanding	88	102	82
Other			
Research and development and other technical expenses (including costs related to customer orders)	43,973	34,284	43,780
- As percentage of Net Sales	19.0	19.8	16.0
Additions to tangible fixed assets	8,306	7,699	12,293
- Of which in Sweden	3,374	2,702	5,094
Total depreciation on tangible and intangible assets	7,749	5,771	10,936
- Of which goodwill	1,022	741	761
Orders booked	221,477	181,547	292,344
Export from Sweden	121,277	90,250	158,338
Net debt	12,922	30,032	10,957

* Calculation of earnings per share, diluted

Net income	Calculation	Calculation	21,018
Interest on convertible debentures, net after tax	not applicable	not applicable	207
Adjusted net income	See below **	See below **	21,225
Average number of shares, diluted (million)			8,004
Earnings per share, diluted (SEK)			2.65

** Potential ordinary shares are not dilutive when their conversion to ordinary shares would increase earnings per s hare.

Three-year summary	2000	1999	1998
Net sales	273,569	215,403	184,438
Operating income	31,165	17,590	19,273
Earnings per share, fully diluted (SEK)	2.65	1.54	1.67
Return on equity, percent	26.1	18.3	22.5
Return on capital employed, percent	26.5	19.0	24.9
Equity ratio, percent	37.7	35.2	38.9
Number of employees	105,129	103,290	103,667

ORDERS BOOKED BY SEGMENT BY QUARTER

(SEK m.)

	2000				2001			
Year to date	**0003**	**0006**	**0009**	**0012**	**0103**	**0106**	**0109**	**0112**
Systems	57,944	103,503	153,219	213,164	62,583	113,286	148,561	182,757
of which Mobile Systems	*48,471*	*85,757*	*125,738*	*175,609*	*52,625*	*94,841*	*125,430*	*156,370*
Multi-Service Networks	*9,473*	*17,746*	*27,481*	*37,555*	*9,958*	*18,445*	*23,131*	*26,387*
Phones	14,562	27,988	42,113	56,937	7,178	14,813	22,234	22,234
Other operations	11,266	19,991	27,665	35,751	8,239	13,764	17,902	25,974
Less : Intersegment sales	-4,298	-7,287	-10,131	-13,508	-2,501	-5,198	-7,150	-9,488
Total	**79,474**	**144,195**	**212,866**	**292,344**	**75,499**	**136,665**	**181,547**	**221,477**

	2000				2001			
Isolated quarters	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Systems	57,944	45,559	49,716	59,945	62,583	50,703	35,275	34,196
of which Mobile Systems	*48,471*	*37,286*	*39,981*	*49,871*	*52,625*	*42,216*	*30,589*	*30,940*
Multi-Service Networks	*9,473*	*8,273*	*9,735*	*10,074*	*9,958*	*8,487*	*4,686*	*3,256*
Phones	14,562	13,426	14,125	14,824	7,178	7,635	7,421	0
Other operations	11,266	8,725	7,674	8,086	8,239	5,525	4,138	8,072
Less : Intersegment sales	-4,298	-2,989	-2,844	-3,377	-2,501	-2,697	-1,952	-2,338
Total	**79,474**	**64,721**	**68,671**	**79,478**	**75,499**	**61,166**	**44,882**	**39,930**

NET SALES BY SEGMENT BY QUARTER

(SEK m.)

	2000				2001			
Year to date	**0003**	**0006**	**0009**	**0012**	**0103**	**0106**	**0109**	**0112**
Systems	38,910	85,343	133,440	194,747	44,127	94,843	137,798	187,777
of which Mobile Systems	*32,481*	*70,339*	*109,061*	*158,083*	*35,336*	*76,356*	*111,923*	*154,343*
Multi-Service Networks	*6,429*	*15,004*	*24,379*	*36,664*	*8,791*	*18,487*	*25,875*	*33,434*
Phones	14,794	28,145	42,473	56,279	7,170	15,317	23,567	23,567
Other operations	9,297	17,801	25,888	35,927	7,249	14,162	19,671	30,816
Less : Intersegment sales	-3,916	-7,171	-10,341	-13,384	-2,614	-5,610	-7,735	-10,321
Total	**59,085**	**124,118**	**191,460**	**273,569**	**55,932**	**118,712**	**173,301**	**231,839**

	2000				2001			
Isolated quarters	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Systems	38,910	46,433	48,097	61,307	44,127	50,716	42,955	49,979
of which Mobile Systems	*32,481*	*37,858*	*38,722*	*49,022*	*35,336*	*41,020*	*35,567*	*42,420*
Multi-Service Networks	*6,429*	*8,575*	*9,375*	*12,285*	*8,791*	*9,696*	*7,388*	*7,559*
Phones	14,794	13,351	14,328	13,806	7,170	8,147	8,250	0
Other operations	9,297	8,504	8,087	10,039	7,249	6,913	5,509	11,145
Less : Intersegment sales	-3,916	-3,255	-3,170	-3,043	-2,614	-2,996	-2,125	-2,586
Total	**59,085**	**65,033**	**67,342**	**82,109**	**55,932**	**62,780**	**54,589**	**58,538**

ADJUSTED OPERATING INCOME AND OPERATING MARGIN BY SEGMENT BY QUARTER

(SEK m.)

	2000				2001			
Year to date	**0003**	**0006**	**0009**	**0012**	**0103**	**0106**	**0109**	**0112**
Systems	5,641	15,280	23,392	32,641	1,808	2,382	2,620	2,881
Phones	569	-1,544	-5,517	-15,613	-5,722	-10,350	-14,559	-17,001
Other operations	578	1,058	1,550	1,579	-118	25	-817	-2,058
Unallocated*	-413	-1,260	-1,171	-1,858	-331	-642	-1,069	-1,716
Total	**6,375**	**13,534**	**18,254**	**16,749**	**-4,363**	**-8,585**	**-13,825**	**-17,894**
Items affecting comparability:								
- Non-operational capital gains/losses, net	-	4,738	6,164	5,933	42	3	168	347
- Capital gain Juniper Networks	-	-	-	15,383	5,453	5,453	5,453	5,453
- Pension refund	-	1,100	1,100	1,100	-	-	-	-
- Restructuring costs	-	-	-	-8,000	-	-15,000	-15,000	-15,000
Total	0	5,838	7,264	14,416	5,495	-9,544	-9,379	-9,200

	2000				2001			
As percentage of Net Sales	**0003**	**0006**	**0009**	**0012**	**0103**	**0106**	**0109**	**0112**
Systems	14%	18%	18%	17%	4%	3%	2%	2%
Phones	4%	-5%	-13%	-28%	-80%	-68%	-62%	n/a
Other operations	6%	6%	6%	4%	-2%	0%	-4%	n/a
Total	**11%**	**11%**	**10%**	**6%**	**-8%**	**-7%**	**-8%**	**-8%**

	2000				2001			
Isolated quarters	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Systems	5,641	9,639	8,112	9,249	1,808	574	238	261
Phones	569	-2,113	-3,973	-10,096	-5,722	-4,628	-4,209	-2,442
Other operations	578	480	492	29	-118	143	-842	-1,241
Unallocated*	-413	-847	89	-687	-331	-311	-427	-647
Total	**6,375**	**7,159**	**4,720**	**-1,505**	**-4,363**	**-4,222**	**-5,240**	**-4,069**
Items affecting comparability:								
- Non-operational capital gains/losses, net	-	4,738	1,426	-231	42	-39	165	179
- Capital gain Juniper Networks	-	-	-	15,383	5,453	-	-	-
- Pension refund	-	1,100	-		-	-	-	-
- Restructuring costs	-	-	-	-8,000	-	-15,000	-	-
Total	0	5,838	1,426	7,152	5,495	-15,039	165	179

	2000				2001			
As percentage of Net Sales	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Systems	14%	21%	17%	15%	4%	1%	1%	1%
Phones	4%	-16%	-28%	-73%	-80%	-57%	-51%	n/a
Other operations	6%	6%	6%	0%	-2%	2%	-15%	n/a
Total	**11%**	**11%**	**7%**	**-2%**	**-8%**	**-7%**	**-10%**	**-7%**

* "Unallocated" consists mainly of costs for corporate staffs, certain goodwill amortization and non-operational gains and losses

ORDERS BOOKED BY MARKET AREA BY QUARTER

(SEK m.)

Year to date	2000 0003	2000 0006	2000 0009	2000 0012	2001 0103	2001 0106	2001 0109	2001 0112
Western Europe*	25,048	50,870	71,807	105,684	29,042	47,697	60,895	68,934
Central- and Eastern Europe, Middle East & Africa	17,388	24,503	32,104	40,972	11,273	17,606	29,548	33,455
North America	9,148	19,082	27,326	37,977	7,320	13,183	19,954	29,767
Latin America	9,695	19,312	33,053	44,959	12,638	22,723	26,989	33,332
Asia Pacific	18,195	30,428	48,576	62,752	15,226	35,456	44,161	55,989
Total	**79,474**	**144,195**	**212,866**	**292,344**	**75,499**	**136,665**	**181,547**	**221,477**
* Of which Sweden	2,924	6,010	7,983	9,876	1,998	5,135	6,294	9,379
* Of which EU	23,261	47,523	67,194	99,951	27,565	45,356	57,855	64,437

Change	0103	0106	0109	0112
Western Europe*	16%	-6%	-15%	-35%
Central- and Eastern Europe, Middle East & Africa	-35%	-28%	-8%	-18%
North America	-20%	-31%	-27%	-22%
Latin America	30%	18%	-18%	-26%
Asia Pacific	-16%	17%	-9%	-11%
Total	**-5%**	**-5%**	**-15%**	**-24%**
* Of which Sweden	-32%	-15%	-21%	-5%
* Of which EU	19%	-5%	-14%	-36%

Isolated quarters	2000 Q1	2000 Q2	2000 Q3	2000 Q4	2001 Q1	2001 Q2	2001 Q3	2001 Q4
Western Europe*	25,048	25,822	20,937	33,877	29,042	18,655	13,198	8,039
Central- and Eastern Europe, Middle East & Africa	17,388	7,115	7,601	8,868	11,273	6,333	11,942	3,907
North America	9,148	9,934	8,244	10,651	7,320	5,863	6,771	9,813
Latin America	9,695	9,617	13,741	11,906	12,638	10,085	4,266	6,343
Asia Pacific	18,195	12,233	18,148	14,176	15,226	20,230	8,705	11,828
Total	**79,474**	**64,721**	**68,671**	**79,478**	**75,499**	**61,166**	**44,882**	**39,930**
* Of which Sweden	2,924	3,086	1,972	1,893	1,998	3,137	1,159	3,085
* Of which EU	23,261	24,262	19,671	32,757	27,565	17,791	12,499	6,582

Change	Q1	Q2	Q3	Q4
Western Europe*	16%	-28%	-37%	-76%
Central- and Eastern Europe, Middle East & Africa	-35%	-11%	57%	-56%
North America	-20%	-41%	-18%	-8%
Latin America	30%	5%	-69%	-47%
Asia Pacific	-16%	65%	-52%	-17%
Total	**-5%**	**-5%**	**-35%**	**-50%**
* Of which Sweden	-32%	2%	-41%	63%
* Of which EU	19%	-27%	-36%	-80%

NET SALES BY MARKET AREA BY QUARTER

(SEK m.)

	2000				2001			
Year to date	**0003**	**0006**	**0009**	**0012**	**0103**	**0106**	**0109**	**0112**
Western Europe*	23,578	47,011	70,090	100,234	18,024	37,154	53,568	71,105
Central- and Eastern Europe, Middle East & Africa	7,323	16,799	25,850	37,701	8,187	17,315	25,555	35,867
North America	8,549	19,263	27,704	35,193	7,186	14,961	23,131	31,379
Latin America	7,781	17,334	28,953	44,118	8,467	18,482	24,836	34,516
Asia Pacific	11,854	23,711	38,863	56,323	14,068	30,800	46,211	58,972
Total	**59,085**	**124,118**	**191,460**	**273,569**	**55,932**	**118,712**	**173,301**	**231,839**
* Of which Sweden	2,380	4,371	6,704	8,732	1,628	3,518	5,022	7,341
* Of which EU	22,052	44,031	65,754	94,293	17,046	35,020	50,650	66,561

Change	**0103**	**0106**	**0109**	**0112**
Western Europe*	-24%	-21%	-24%	-29%
Central- and Eastern Europe, Middle East & Africa	12%	3%	-1%	-5%
North America	-16%	-22%	-17%	-11%
Latin America	9%	7%	-14%	-22%
Asia Pacific	19%	30%	19%	5%
Total	**-5%**	**-4%**	**-9%**	**-15%**
* Of which Sweden	-32%	-20%	-25%	-16%
* Of which EU	-23%	-20%	-23%	-29%

	2000				2001			
Isolated quarters	**Q1**	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**	**Q4**
Western Europe*	23,578	23,433	23,079	30,144	18,024	19,130	16,414	17,537
Central- and Eastern Europe, Middle East & Africa	7,323	9,476	9,051	11,851	8,187	9,128	8,240	10,312
North America	8,549	10,714	8,441	7,489	7,186	7,775	8,170	8,248
Latin America	7,781	9,553	11,619	15,165	8,467	10,015	6,354	9,680
Asia Pacific	11,854	11,857	15,152	17,460	14,068	16,732	15,411	12,761
Total	**59,085**	**65,033**	**67,342**	**82,109**	**55,932**	**62,780**	**54,589**	**58,538**
* Of which Sweden	2,380	1,991	2,333	2,028	1,628	1,890	1,504	2,319
* Of which EU	22,052	21,980	21,723	28,539	17,046	17,974	15,630	15,911

Change	**Q1**	**Q2**	**Q3**	**Q4**
Western Europe*	-24%	-18%	-29%	-42%
Central- and Eastern Europe, Middle East & Africa	12%	-4%	-9%	-13%
North America	-16%	-27%	-3%	10%
Latin America	9%	5%	-45%	-36%
Asia Pacific	19%	41%	2%	-27%
Total	**-5%**	**-3%**	**-19%**	**-29%**
* Of which Sweden	-32%	-5%	-36%	14%
* Of which EU	-23%	-18%	-28%	-44%

EXTERNAL ORDERS BOOKED BY MARKET AREA AND SEGMENT
(SEK m.)

Year to date 2001	Systems	Phones	Other	Total	Share of Total	Change vs. 2000 (%)
Western Europe	49,996	7,506	11,432	68,934	31%	-35%
Central- and Eastern Europe, Middle East & Africa	31,058	1,842	555	33,455	15%	-18%
North America	23,342	5,123	1,302	29,767	13%	-22%
Latin America	29,171	2,257	1,904	33,332	15%	-26%
Asia Pacific	48,824	4,834	2,331	55,989	26%	-11%
Total	**182,391**	**21,562**	**17,524**	**221,477**	**100%**	**-24%**
Share of Total	82%	10%	8%	100%		

EXTERNAL NET SALES BY MARKET AREA AND SEGMENT
(SEK m.)

Year to date 2001	Systems	Phones	Other	Total	Share of Total	Change vs. 2000 (%)
Western Europe	51,209	7,465	12,431	71,105	31%	-29%
Central- and Eastern Europe, Middle East & Africa	32,307	2,017	1,543	35,867	15%	-5%
North America	22,677	6,147	2,555	31,379	14%	-11%
Latin America	30,090	2,428	1,998	34,516	15%	-22%
Asia Pacific	51,096	5,017	2,859	58,972	25%	5%
Total	**187,379**	**23,074**	**21,386**	**231,839**	**100%**	**-15%**
Share of Total	81%	10%	9%	100%		

TOP 10 MARKETS IN ORDERS AND SALES

Year to date 2001

Orders	Share of Total Orders	Sales	Share of Total Sales
United States	13%	United States	13%
China	12%	China	12%
Italy	7%	Mexico	6%
Mexico	6%	Italy	6%
Brazil	5%	United Kingdom	5%
Japan	4%	Brazil	5%
United Kingdom	4%	Japan	4%
Sweden	4%	Spain	4%
Spain	4%	Sweden	3%
Germany	3%	Turkey	3%

NUMBER OF EMPLOYEES BY SEGMENT BY QUARTER

	2000				2001			
	0003	0006	0009	0012	0103	0106	0109	0112
Systems	64,836	66,207	68,571	71,102	75,081	76,636	71,392	67,898
Phones	17,290	17,710	18,137	16,840	14,461	7,837	6,439	0
Other operations	19,167	16,324	15,602	16,059	16,453	14,005	13,774	15,861
Unallocated	1,030	1,076	1,084	1,128	1,264	1,343	1,344	1,439
Total	**102,323**	**101,317**	**103,394**	**105,129**	**107,259**	**99,821**	**92,949**	**85,198**

Change	0103	0106	0109	0112
Systems	16%	16%	4%	-5%
Phones	-16%	-56%	-65%	-
Other operations	-14%	-14%	-12%	-1%
Unallocated	23%	25%	24%	28%
Total	5%	-1%	-10%	-19%

ERICSSON
CONSOLIDATED INCOME STATEMENT - PROFORMA

SEK million	Oct-Dec 2001	Oct-Dec 2000	Change	Jan-Dec 2001	Jan-Dec 2000	Change
Net sales	58,538	69,147	-15%	210,837	221,586	-5%
Cost of sales	-42,648	-37,823	13%	-138,123	-120,617	15%
Gross margin	15,890	31,324	-49%	72,714	100,969	-28%
Gross margin as percentage of net sales	27.1%	45.3%		34.5%	45.6%	
Restructuring cos ts	-2,258	0		-4,858	0	
Gross margin after restructuring costs	13,632	31,324	-56%	67,856	100,969	-33%
Research and development and other technical expenses	-9,530	-11,227	-15%	-40,247	-34,949	15%
Selling expenses	-7,878	-8,319	-5%	-26,927	-26,072	3%
Administrative expenses	-2,950	-3,901	-24%	-11,175	-12,004	-7%
Operating expenses	-20,358	-23,447	-13%	-78,349	-73,025	7%
Operating expenses as percentage of net sales	34.8%	33.9%		37.2%	33.0%	
Restructuring costs	2,258	0		-6,242	0	
Operating expenses including restructuring costs	-18,100	-23,447	-23%	-84,591	-73,025	16%
Other operating revenues	1,247	15,496		8,209	27,132	
Share in earnings of JV and assoc. companies	- 669	-9,726		-14,668	-15,911	
Restructuring costs, phones	0	-8,000		-3,900	-8,000	
Operating income *)	-3,890	5,647		-27,094	31,165	
Operating margin as percentage of net sales	-6.6%	8.2%		-12.9%	14.1%	
Financial income	1,484	720	106%	3,743	2,929	28%
Financial expenses	-2,152	-1,314	64%	-5,782	-4,449	30%
Income after financial items	-4,558	5,053		-29,133	29,645	
Minority interest in income before taxes	- 373	- 460	-19%	-1,176	- 953	23%
Income before taxes	-4,931	4,593		-30,309	28,692	
Taxes	1,431	-2,343		9,045	-7,674	
Net Income	-3,500	2,250		-21,264	21,018	

*) Of which items affecting comparability

	Oct-Dec 2001	Oct-Dec 2000	Jan-Dec 2001	Jan-Dec 2000
Non-operational capital gains/losses, net	179	-231	347	5,933
Capital gain, Juniper	-	15,383	5,453	15,383
Pension refund	-	-	-	1,100
Restructuring costs	-	-8,000	-15,000	-8,000
Total	179	7,152	-9,200	14,416
Adjusted operating income	-4,069	-1,505	-17,894	16,749
Adjusted operating margin	-7.0%	-2.2%	-8.5%	7.6%
Adjusted incom e before taxes	-5,110	-2,559	-21,109	14,276

Proforma format, reflecting results with parts of Phones transferred to the JV Sony Ericsson Mobile Communications accounted for under the equity method, and retained parts included in Other operations. No change in reported total income numbers are made.

ADJUSTED OPERATING INCOME AND OPERATING MARGIN BY SEGMENT BY QUARTER - PROFORMA

(SEK m.)

	2001			
Year to date	**0103**	**0106**	**0109**	**0112**
Systems	1,808	2,382	2,620	2,881
Phones	-5,512	-9,964	-13,947	-14,649
Other operations	-328	-361	-1,429	-4,410
Unallocated*	-331	-642	-1,069	-1,716
Total	**-4,363**	**-8,585**	**-13,825**	**-17,894**
Items affecting comparability:				
- Non-operational capital gains/losses, net	42	3	168	347
- Capital gain Juniper Networks	5,453	5,453	5,453	5,453
- Restructuring costs	-	-15,000	-15,000	-15,000
Total	5,495	-9,544	-9,379	-9,200

	2001			
As percentage of Net Sales	**0103**	**0106**	**0109**	**0112**
Systems	4%	3%	2%	2%
Phones**	-	-	-	-
Other operations	-4%	-2%	-6%	-13%
Total	**-9%**	**-8%**	**-9%**	**-8%**

	2001			
Isolated quarters	**Q1**	**Q2**	**Q3**	**Q4**
Systems	1,808	574	238	261
Phones	-5,512	-4,452	-3,983	-702
Other operations	-328	-33	-1,068	-2,981
Unallocated*	-331	-311	-427	-647
Total	**-4,363**	**-4,222**	**-5,240**	**-4,069**
Items affecting comparability:				
- Non-operational capital gains/losses, net	42	-39	165	179
- Capital gain Juniper Networks	5,453	-	-	-
- Restructuring costs	-	-15,000	-	-
Total	5,495	-15,039	165	179

	2001			
As percentage of Net Sales	**Q1**	**Q2**	**Q3**	**Q4**
Systems	4%	1%	1%	1%
Phones**	-	-	-	-
Other operations	-4%	0%	-17%	-27%
Total	**-9%**	**-8%**	**-11%**	**-7%**

* "Unallocated" consists mainly of costs for corporate staffs, certain goodwill amortization and non-operational gains and losses

**Calculation not applicable

Proforma format, reflecting results with parts of Phones transferred to the JV Sony Ericsson Mobile Communications accounted for under the equity method, and retained parts included in Other operations. No change in reported total income numbers are made.

ORDERS BOOKED BY SEGMENT BY QUARTER - PROFORMA

(SEK m.)

	2001			
Year to date	**0103**	**0106**	**0109**	**0112**
Systems	62,583	113,286	148,561	182,757
of which Mobile Systems	*52,625*	*94,841*	*125,430*	*156,370*
Multi-Service Networks	*9,958*	*18,445*	*23,131*	*26,387*
Other operations	9,227	15,653	20,426	28,498
Less : Intersegment sales	-2,501	-5,198	-7,150	-9,488
Total	**69,309**	**123,741**	**161,837**	**201,767**

	2001			
Isolated quarters	**Q1**	**Q2**	**Q3**	**Q4**
Systems	62,583	50,703	35,275	34,196
of which Mobile Systems	*52,625*	*42,216*	*30,589*	*30,940*
Multi-Service Networks	*9,958*	*8,487*	*4,686*	*3,256*
Other operations	9,227	6,426	4,773	8,072
Less : Intersegment sales	-2,501	-2,697	-1,952	-2,338
Total	**69,309**	**54,432**	**38,096**	**39,930**

NET SALES BY SEGMENT BY QUARTER - PROFORMA

(SEK m.)

	2001			
Year to date	**0103**	**0106**	**0109**	**0112**
Systems	44,127	94,843	137,798	187,777
of which Mobile Systems	*35,336*	*76,356*	*111,923*	*154,343*
Multi-Service Networks	*8,791*	*18,487*	*25,875*	*33,434*
Other operations	8,247	16,062	22,236	33,381
Less : Intersegment sales	-2,614	-5,610	-7,735	-10,321
Total	**49,760**	**105,295**	**152,299**	**210,837**

	2001			
Isolated quarters	**Q1**	**Q2**	**Q3**	**Q4**
Systems	44,127	50,716	42,955	49,979
of which Mobile Systems	*35,336*	*41,020*	*35,567*	*42,420*
Multi-Service Networks	*8,791*	*9,696*	*7,388*	*7,559*
Other operations	8,247	7,815	6,174	11,145
Less : Intersegment sales	-2,614	-2,996	-2,125	-2,586
Total	**49,760**	**55,535**	**47,004**	**58,538**

NUMBER OF EMPLOYEES BY QUARTER - PROFORMA

	2001			
	0103	**0106**	**0109**	**0112**
Systems	75,081	76,636	71,392	67,898
Other operations	18,615	16,167	15,936	15,861
Unallocated	1,264	1,343	1,344	1,439
Total	**94,960**	**94,146**	**88,672**	**85,198**

Proforma format, reflecting results with parts of Phones transferred to the JV Sony Ericsson Mobile Communications accounted for under the equity method, and retained parts included in Other operations.

EXTERNAL ORDERS BOOKED BY MARKET AREA AND SEGMENT - PROFORMA

(SEK m.)

Year to date 2001	Systems	Other	Total	Share of Total
Europe, Middle East & Africa	81,054	11,648	92,702	46%
North America	23,342	1,293	24,635	12%
Latin America	29,171	1,912	31,083	15%
Asia Pacific	48,824	4,523	53,347	27%
Total	**182,391**	**19,376**	**201,767**	**100%**
Share of Total	90%	10%	100%	

EXTERNAL NET SALES BY MARKET AREA AND SEGMENT - PROFORMA

(SEK m.)

Year to date 2001	Systems	Other	Total	Share of Total
Europe, Middle East & Africa	83,516	13,617	97,133	46%
North America	22,677	2,513	25,190	12%
Latin America	30,090	2,006	32,096	15%
Asia Pacific	51,096	5,322	56,418	27%
Total	**187,379**	**23,458**	**210,837**	**100%**
Share of Total	89%	11%	100%	

TOP 10 MARKETS IN ORDERS AND SALES - PROFORMA

Year to date 2001

Orders

	Share of Total Orders
China	13%
United States	11%
Italy	7%
Mexico	6%
Brazil	5%
Japan	5%
Sweden	4%
United Kingdom	4%
Spain	4%
Germany	4%

Sales

	Share of Total Sales
China	13%
United States	11%
Mexico	6%
Italy	6%
United Kingdom	5%
Brazil	5%
Japan	5%
Spain	4%
Sweden	3%
Turkey	3%

Proforma format, reflecting results with parts of Phones transferred to the JV Sony Ericsson Mobile Communications accounted for under the equity method, and retained parts included in Other operations.